UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

433000 106

(CUSIP Number)

Andrew Dudum

2269 Chestnut Street, #523

San Francisco, California 94123

(415) 851-0195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000 106	SCHEDULE 13D	Page 1 of 3

1.	Names of Reporting Persons. Andrew Dudum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,621,321 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,621,321 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,621,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 10,519,255 shares of Class A Common Stock held by trusts affiliated with the Reporting Person, (ii) 67,015 shares of Class A Common Stock held directly by the Reporting Person, (iii) 8,377,623 shares of Class V Common Stock held by trusts affiliated with the Reporting Person, (iv) 176,308 shares of Class A Common Stock underlying restricted stock units expected to settle within 60 days, (v) 5,056,329 shares of Class A Common Stock underlying stock options exercisable within 60 days of the date of this Schedule 13D held by the Reporting Person, (vi) 120,635 shares of Class A Common Stock underlying stock options that are not exercisable within 60 days of the date of this Schedule 13D, but which are subject to service-based vesting over a four-year period, with approximately 4,468 options vesting per month through April 2027, and (vii) 304,156 shares of Class A Common Stock underlying stock options that are not exercisable within 60 days of the date of this Schedule 13D, but which are subject to service-based vesting over a four-year period, with approximately 21,725 options vesting per month through March 2026. Excludes 1,495,209 shares of Class A Common Stock underlying restricted stock units not expected to settle within 60 days.

(2)

All shares of Class V Common Stock will convert automatically into an equal number of shares of Class A Common Stock (i) upon any transfer of shares of Class V Common Stock, with limited exceptions and (ii) upon adoption of a resolution by the Board at any time on or after the one-year anniversary of the date that both trigger conditions, as such conditions are described in the Issuer’s Certificate of Incorporation, dated as of January 20, 2021, are satisfied.

(3)

Percentage is calculated based on 222,103,675 shares of Class A Common Stock, which is the sum of (i) 208,068,624 shares of Class A Common Stock of the Issuer outstanding as of September 5, 2024, as reported by the Issuer in its prospectus on Form 424B7 filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2024, plus (ii) 8,377,623 shares of Class V Common Stock of the Issuer outstanding as of September 5, 2024, (iii) 176,308 shares of Class A Common Stock underlying restricted stock units expected to settle within 60 days, (iv) 5,056,329 shares of Class A Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date of this Schedule 13D, and (v) 424,791 shares of Class A Common Stock underlying stock options held by the Reporting Person that are not exercisable within 60 days of the date of this Schedule 13D. The Reporting Person beneficially owns 11.1% of the outstanding shares of Class A Common Stock (assuming exercise of all outstanding stock options and conversion of all outstanding shares of Class V held by the Reporting Person) and 100% of the outstanding Class V Common Stock.

CUSIP No. 433000 106	SCHEDULE 13D	Page 2 of 3

This Amendment No. 2 to Schedule 13D relates to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of Hims & Hers Health, Inc. (“Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person with the Commission on February 1, 2021, as amended by Amendment No. 1 filed with the Commission on December 15, 2021 (collectively, the “Original Schedule 13D” and, as so amended and supplemented, the “Statement”). This Statement is being filed by the Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information contained in Item 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a, b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page to this Amendment No. 2 are incorporated herein by reference.

(c) The transactions in the securities of the Issuer by the Reporting Person since the sixtieth day prior to the date of the event requiring the filing of this Amendment No. 2 are set forth in Schedule A hereto and are incorporated herein by reference.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person or his affiliated trusts has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1: Duly authorized under Power of Attorney by and on behalf of Andrew Dudum.

CUSIP No. 433000 106	Page 3 of 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Andrew Dudum

By:	/s/Alexandra Cotter Wilkins, as Attorney-in-Fact for Andrew Dudum
Date:	October 25, 2024

Schedule A

Open-Market Sales Pursuant to Rule 10b5-1 Trading Plan

Transaction Date	Shares of Class A Common Stock Sold [1]		Weighted-Average Sale Price per Share	Aggregate Sale Value
01/25/24	127,688		$9.0795	$1,159,343.20
01/26/24	52,940		$9.1068	$482,113.99
01/29/24	15,100		$9.0082	$136,023.82
02/12/24	81,541		$9.9832	$814,040.11
02/13/24	97,208		$9.5775	$931,009.62
02/14/24	77,382		$9.9024	$766,267.52
02/29/24	577,007		$12.9639	$7,480,261.05
03/01/24	188,896		$13.0706	$2,468,984.06
03/01/24	51,653	*	$13.0706	$675,135.70
03/01/24	144,448	*	$13.0706	$1,888,022.03
03/20/24	50,361	*	$16.3431	$823,054.86
04/04/24	93,521		$14.9575	$1,398,840.36
04/04/24	923		$15.6323	$14,428.61
04/04/24	93,434		$14.9733	$1,399,015.31
04/04/24	1,010		$15.6341	$15,790.44
04/04/24	128,546	*	$14.7031	$1,890,024.69
04/04/24	15,898	*	$15.3852	$244,593.91
05/01/24	144,444	*	$12.6860	$1,832,416.58
05/01/24	94,444		$12.5387	$1,184,204.98
05/01/24	94,444		$12.5332	$1,183,685.54
06/04/24	119,049		$19.7298	$2,348,812.96
06/04/24	69,839		$20.1324	$1,406,026.68
06/04/24	90,992	*	$19.7296	$1,795,235.76
06/04/24	53,452	*	$20.1325	$1,076,122.39
06/20/24	18,314	*	$22.3457	$409,239.15
06/20/24	26,741	*	$23.3661	$624,832.88
06/20/24	700	*	$24.3075	$17,015.25
07/03/24	94,444		$20.7478	$1,959,505.22
07/03/24	94,444		$20.7449	$1,959,231.34
07/03/24	144,444	*	$20.6915	$2,988,763.03
08/05/24	100		$16.8700	$1,687.00
08/05/24	94,344		$16.4679	$1,553,647.56
08/05/24	94,444		$16.4709	$1,555,577.68
08/05/24	131,541	*	$16.5323	$2,174,675.27
08/05/24	12,903	*	$16.9746	$219,023.26
09/03/24	188,888		$14.5594	$2,750,095.95
09/03/24	144,444	*	$14.5027	$2,094,828.00
09/20/24	42,099	*	$16.2922	$685,885.33
09/20/24	3,668	*	$16.7798	$61,548.31
10/01/24	94,444		$18.1763	$1,716,642.48
10/01/24	94,444		$18.1750	$1,716,519.70
10/01/24	144,444	*	$18.2174	$2,631,394.13

[1]

Except as otherwise indicated by an asterisk, all dispositions reflected in this table occurred in connection with the exercise and sale of vested options previously reported as beneficially owned on the Original Schedule 13D.

Acquisitions/Dispositions in Beneficial Ownership Related to Vesting and Net Settlement of RSUs

Transaction Date	RSUs Vested	Shares of Class A Common Stock Withheld by Issuer for Tax Purposes	Value of Shares Withheld	Net Shares of Class A Common Stock Acquired by Reporting Person
03/15/24	111,900	61,539	$900,315.57	50,361
06/14/24	176,309	97,052	$2,304,985.00	79,257
09/13/24	176,308	97,028	$1,607,753.96	79,280